

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 15, 2011

Via E-mail
Mr. Taylor Zhang
Chief Financial Officer
China XD Plastics Company Limited
No. 9 Dalian North Road, Haping Road Centralized
Industrial Park, Harbin Development Zone
Heilongjiang Province, P.R. China

> **RE: China XD Plastics Company Limited**
> **Form 10-K/A for the Year Ended December 31, 2010**
> **Filed April 27, 2011**
> **Form 10-K for the Year Ended December 31, 2010**
> **Filed March 31, 2011**
> **Form 10-Q for the Quarter Ended June 30, 2011**
> **Filed August 15, 2011**
> **File No. 1-34546**

Dear Mr. Zhang:

We have reviewed your response letter dated August 31, 2011 and have the following additional comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2010

Item 15 – Exhibits, Financial Statement Schedules, page 51

Consolidated Statements of Cash Flows, page F-6

1. We note your response to comment six from our letter dated August 3, 2011. Please provide us with the qualitative and quantitative analysis you performed in accordance with SAB Topic 1:M to determine that your cash flow statement error was not material. Please tell us how you considered if you had any similar errors affecting interim or annual periods since January 1, 2009 and quantify for us the impact of any cash flow statement errors identified in

those other periods. Please also ensure that your materiality analysis considers (individually and in the aggregate) the impact of both your cash flow statement errors and the EPS errors described in your response to comment 15 from our letter dated August 3, 2011.

Note 16 – Earnings (Loss) Per Share, page F-41

2. We note your response to comment 15 from our letter dated August 3, 2011. Please tell us how you considered the extent to which your interim and annual EPS calculations for 2009 were impacted by these errors.

You may contact Jeffrey Gordon, Staff Accountant, at (202) 551-3866 or, in his absence, Lisa Etheredge, Staff Accountant, at (202) 551-3424 if you have questions regarding these comments.

Sincerely,

/s/ Rufus Decker

Rufus Decker
Accounting Branch Chief